Exhibit 12.2

BLACK HILLS POWER

		Year ended December 31,					Six months ended June 30,
		2008	2007	2006	2005	2004	2009	2008
Ratio =	Earnings/Fixed Charges

Earnings as defined by Regulation S-K
Income (loss) from continuing operations		22,759	24,896	18,724	18,005	19,209	10,069	10,827

Add	Minority Interest	—	—	—	—	—	—	—
	Income Taxes	9,551	12,568	10,129	5,743	9,512	3,870	5,006
	(Income) loss from equity investee	—	—	—	—	—	—	—
(A)	Income (loss) from continuing ops before equity in earnings of subsidiaries/income tax	32,310	37,464	28,853	23,748	28,721	13,939	15,833

Plus
(B)	Fixed Charges as Defined	13,491	12,139	12,336	13,159	16,254	7,019	6,109
C	Amortization of Capitalized Interest	—	—	—	—		—	—
(D)	Distributed income of equity investees
		—
Less
(E)	Interest capitalized	—	—	—	—	—	—	—
(F)	Preference security dividend requirements of consolidated sub	—	—	—			—	—
	Minority interest in pre-tax income of subs	—	—	—			—	—

	Total Adjusted Earnings	45,801	49,603	41,189	36,907	44,975	20,958	21,942

Fixed Charges as defined in Regulation S-K
	interest expensed per SEC reports (includes amort of def fin costs)	10,836	11,787	12,057	12,907	16,019	5,410	5,206
	add back AFUDC borrowings	2,556	265	197	149	71	1,560	849
	add back AFUDC other incorrectly offset to interest				39	94
	interest capitalized	—	—	—	—	—	—	—
	estimate of interest within rental expense	99	87	82	64	70	49	54
	Subtotal	13,491	12,139	12,336	13,159	16,254	7,019	6,109

	Preference security dividend requirements of consolidated sub

	Fixed Charges as Defined	13,491	12,139	12,336	13,159	16,254	7,019	6,109

	Ratio of Earnings to Fixed Charges	3.39	4.09	3.34	2.80	2.77	2.99	3.59

	Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	3.39	4.09	3.34	2.80	2.77	2.99	3.59